

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2010

Mr. Cornelius Hofman, President
Way Cool Imports, Inc.
5555 North Star Ridge Way
Star, Idaho 83669

> **Re: Way Cool Imports, Inc.**
> **Form 10-12G**
> **File No. 000-53913**

Dear Mr. Hofman:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Riedler
Assistant Director